JED OIL INC.

INSTRUMENT OF PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS

The undersigned Shareholder of JED Oil Inc. (the “Shareholder”) hereby appoints Reginald J. Greenslade, the Chairman of the Corporation, or failing him, Bruce A. Stewart, Chief Financial Officer of the Corporation, both of Calgary, Alberta, or instead of either of them, _____________________________________ as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the Proxy’s discretion, except as specified below, at the Special Meeting of Shareholders of the Corporation, to be held on September 28, 2005 at 10:00 a.m. (the “Meeting”), at any adjournment or adjournments thereof, and at every poll arising therefrom:

VOTE FOR ______ or VOTE AGAINST ______ or WITHHOLD FROM VOTING ON ______ the resolution approving a 3 for 2 split of the Common Shares.

To vote at the discretion of the said Proxy upon any amendments to or variations of the above matter or any other matters properly brought before the Meeting or and adjournments thereof.

This Proxy is solicited by management of the Corporation and management’s Proxy will vote the shares represented by this Proxy as directed above, and if not directed, will vote in favour of the matter referred to above.

A shareholder has the right to appoint a Proxy other than management’s nominees to attend and act for him or her at the Meeting.  To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a Shareholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this _____ day of __________________, 2005.

____________________________________

(Signature of Shareholder(s))

____________________________________

(Name(s) of Shareholder(s), please print

NOTE:  Joint owners should each sign; executors, trustees administrators etc. should include their full title; and, for Trusts, the Proxy must be under seal, or signed by an officer or attorney duly authorized in writing and accompanied by a copy of such authorization.

A Proxy will not be valid unless properly completed, dated and received by Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than the day prior to the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.